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                                                                  Exhibit (a)(2)

                  RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                          5 CAMBRIDGE CENTER, 9TH FLOOR
                         CAMBRIDGE, MASSACHUSETTS 02142

                                                      February 16, 2001

Dear Limited Partner:

         At this point you should have received two offers to purchase your units of limited partnership interest in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership"). One offer is being made by Bighorn Associates LLC ("Bighorn") and the other offer is being made by Western Real Estate Investments, LLC ("Western").

         In connection with these offers, please note the following:

o The current purchase price for units in Bighorn's offer is $98 and the current purchase price for units in Western's offer is $97.

o Your partnership has one remaining real estate asset, a mortgage loan on a Reno, Nevada shopping center. This mortgage loan is currently valued on your partnership's balance sheet at approximately $16,000,000, which represents the outstanding balance on the mortgage loan on December 31, 1996. Because of uncertainty as to the value of the shopping center, your partnership has not accrued for financial statement purposes any interest on the mortgage loan since the end of 1996. If interest had been accruing the balance on the loan would currently be in excess of $24,000,000. The uncertainty was due to the fact that the property requires significant renovations and that the anchor tenants at the property have either vacated their space or are leasing it on a month-to-month basis.

o In connection with the recent modification of the loan, your partnership now has significantly more input over the operation of the shopping center including, the selection of the management company, leasing programs and capital improvements. In light of these enhanced rights, your partnership believes that if the shopping center can be leased-up and renovated, the value of the shopping center may be significantly enhanced resulting in a loan value well in excess of the current carrying value.

o You should know that Western failed to disclose to you that (i) it has a potential conflict of interest since one of its affiliates owns a casino located adjacent to the shopping center, (ii) Western is intimately familiar with the shopping center as well as the Reno real estate market and (iii) last month Western attempted to purchase your partnership's mortgage loan for $12,500,000 which offer was later increased to $15,000,000. As indicated above, we

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         believe that the value of the shopping center could ultimately be well in excess of the $15,000,000 price and indicated as much to Western, advising them that if certain events favorable to the property were to occur, the property could have a value of as high as $19 million. Accordingly, we rejected Western's offer.

         Due to the affiliation between Bighorn and the general partners of the Partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Bighorn. However, we recommend against accepting the Western offer as we believe the price being offered is below the value of the Units. Nevertheless, in making a decision on whether to tender Units, we recommend that limited partners consult with their financial and tax advisors and, if a limited partner desires to tender, to tender for the highest price being offered.

         If you have any questions or would like further information, please contact us at (617) 234-3000.

                                 Sincerely,

                                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.